LINE OF CREDIT PROMISSORY NOTE


$1,500,000                                             DATE: APRIL 24, 2006


      FOR VALUE RECEIVED, Datascension, a Nevada corporation, ("Borrower") promises to pay to the order of TBeck Capital, Inc., a Florida corporation, ("Lender"), the principal sum of One Million Dollars ($1,500,000), or so much thereof as may be disbursed to, or for the benefit of the Borrower by Lender.

      ADVANCES. It is the intent of the Borrower and Lender hereunder to create a line of credit agreement between Borrower and Lender whereby Borrower may borrow up to $1,500,000 from Lender; provided, however, that Borrower shall apply for advances under this line of credit through weekly draw down requests to be approved by TBeck Capital, Inc. These draw down requests shall be subject to milestones for Borrower's performance. Any default in achieving milestones is curable by subsequent achievement.

      INTEREST & PRINCIPAL: The unpaid principal of this line of credit shall bear simple interest at the rate of Seven and one-half percent (7.5%) per annum. Interest shall be calculated based on the principal balance as may be adjusted from time to time to reflect additional advances made hereunder. Interest on the unpaid balance of this Note shall accrue monthly but shall not be due and payable until such time as when the principal balance of this Note becomes due and payable. At the option of Borrower, the accrued interest may be paid in Borrower's common stock at a value of fifty cents ($.50) per share. The principal balance of this Note shall be due and payable fifteen months from the first draw down. There shall be no penalty for early repayment of all or any part of the principal.

      SECURITY: This Note shall be secured by a senior lien on the equipment and accounts receivable of Borrower.

      DEFAULT: The Borrower shall be in default of this Note on the occurrence of any of the following events: (i) the Borrower shall fail to meet its obligation to make the required principal or interest payments hereunder. (ii) the Borrower shall be dissolved or liquidated; (iii) the Borrower shall make an assignment for the benefit of creditors or shall be unable to, or shall admit in writing their inability to pay their debts as they become due; (iv) the Borrower shall commence any case, proceeding, or other action under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors, or any such action shall be commenced against the undersigned; (v) the Borrower shall suffer a receiver to be appointed for it or for any of its property or shall suffer a garnishment, attachment, levy or execution.

      REMEDIES: Upon default of this Note, Lender may declare the entire amount due and owing hereunder to be immediately due and payable. Lender may also use all remedies in law and in equity to enforce and collect the amount owed under this Note.
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      SUBSTITUTION OF LENDER. Lender  may  substitute  a  commercial  lender or other party who agrees to advance working capital to Datascension on mutually agreed terms.

      Borrower hereby waives demand, presentment, notice of dishonor, diligence in collecting, grace and notice of protest.


DATASCENSION, INC. ("BORROWER")


By:	/s/Scott Kincer		dated April 24, 2006
	---------------
Name:	Scott Kincer

Title:	President/CEO